SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

INTERSIL CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

46069S109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas C. Tokos

Sr. V.P., General Counsel, and Secretary

Intersil Corporation

1001 Murphy Ranch Road

Milpitas, CA 95035

(408) 432-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Christopher G. Karras

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,236,484	$627

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the Issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 2,360,606 shares of the Issuer’s common stock and have an aggregate value of $11,236,484 as of October 2, 2009, calculated based on a binomial lattice model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$627	Filing Party:	Intersil Corporation
Form or Registration No.:	005-58985	Date Filed:	October 6, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2009, as amended by Amendment No.1 to the Schedule TO filed with the SEC on October 26, 2009 (“Amendment No. 1”) and Amendment No. 2 to the Schedule TO filed with the SEC on November 3, 2009 (“Amendment No. 2”), relating to an offer by Intersil Corporation (the “Company”) to eligible employees to exchange certain of their eligible underwater stock options for new stock options covering a smaller number of shares and having a market value exercise price (the “Exchange Offer”), as described in the Offer to Exchange Eligible Stock Options for New Stock Options dated October 7, 2009 and provided as Exhibit (a)(1)(A) to the Schedule TO, as amended by Amendment No. 1 and Amendment No. 2.

This Amendment No. 3 is the final amendment to the Schedule TO and reports the results of the Exchange Offer. This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 3 amends only Item 4 of the Schedule TO, and unaffected items and exhibits are not included herein and remain unchanged. This Amendment No. 3 should be read in conjunction with the Schedule TO, Amendment No. 1 and Amendment No. 2. All defined terms used in this Amendment No. 3 have the same meaning as in the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 5:00 p.m., Eastern Standard Time, on November 5, 2009. Pursuant to the Offer, 5,682,114 Eligible Stock Options were tendered, representing 84.64% of the total stock options eligible for exchange in the Offer. All Eligible Stock Options tendered in the Offer have been cancelled and on November 6, 2009, the Company granted an aggregate of 2,011,627 new stock options in exchange for the Eligible Stock Options surrendered in the Offer. The exercise price of the new stock options is $13.08, which was the closing price of the Company’s common stock on November 6, 2009 as reported on the NASDAQ Global Select Market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTERSIL CORPORATION

By:	/S/ THOMAS C. TOKOS
Thomas C. Tokos
Senior Vice President, General Counsel, and Secretary

Date: November 10, 2009